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For Immediate Release
October 1, 2003

DRAXIS Granted U.S. Patent for Bifunctional Compounds
Novel technology for the development of new diagnostic and therapeutic agents

        Mississauga, Ontario, October 1, 2003—DRAXIMAGE Inc., the radiopharmaceutical subsidiary of DRAXIS Health Inc. (TSX: DAX, Nasdaq: DRAX) has been granted a U.S. patent for an important new family of chelating compounds that have significant potential for the development of imaging and radiotherapeutic agents to diagnose and treat diseases, including cancerous tumours or metastases.

        The invention, described under US Patent 6,623,721, describes the synthesis and application of a new family of molecules known as high affinity bifunctional chelators containing hydroxamic acid residues. Chelators are organic molecules with the property to bind metals with high affinity. These unique and proprietary chelators can be used to develop and commercialize radiopharmaceuticals based on metallic radioisotopes such as Gallium-67, Gallium-68, Indium-111 and others.

        These patented chelating agents are bifunctional since their molecular structure also contains a reactive group that permits their attachment to biologically active substances such as peptides, proteins or antibodies. This feature means that combining the new chelating agent with a biologically active molecule results in a compound that can be subsequently radiolabelled with an appropriate radioisotope to form a new diagnostic or therapeutic agent.

        "This invention is part of the ongoing commitment by DRAXIMAGE to advance molecular imaging by discovering and developing new, more effective and site-specific radiopharmaceuticals for diagnostic imaging and for the treatment of cancer," said Dr. Richard Flanagan, President of DRAXIMAGE Inc.

        The new family of DRAXIMAGE chelating compounds will permit the discovery and development of diagnostic imaging agents to visualize important biological receptors or receptor-positive tumours when combined with gamma-emitting radioisotopes. The compounds are also potentially useful as therapeutic radiopharmaceuticals for the in-vivo treatment of tumours and metastases when combined with more powerful beta-emitting or alpha-emitting radioisotopes.

About DRAXIMAGE Inc.

        DRAXIMAGE discovers, develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceuticals for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized technetium-99m kits used in nuclear imaging procedures, a line of imaging and therapeutic products labeled with a variety of isotopes including radioiodine, and BrachySeed™, a next-generation brachytherapy implant for treating prostate cancer. DRAXIMAGE has several products in late-stage development, including three technetium-99m-based diagnostic imaging products: Fibrimage® for imaging deep vein thrombosis currently in Phase III, Amiscan™ for the early diagnosis of acute myocardial infarct currently in Phase II, and INFECTON™ for imaging infection, currently in Phase II.

About DRAXIS Health Inc.

        DRAXIS Health Inc. is a specialty pharmaceutical company involved in the development, production, marketing and distribution of therapeutic and diagnostic radiopharmaceuticals through DRAXIMAGE Inc. and in the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products through DRAXIS Pharma Inc. DRAXIS Health employs over 400 staff and reported sales in 2002 in excess of US$38 million.

        Except for historical information, this news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as amended, which involve risk and uncertainties that may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, timely regulatory approval of the Company's products, the ability to obtain and enforce effective patents, the establishment and maintenance of new corporate alliances, compliance with appropriate governmental regulations, and other risks detailed from time-to-time in the Company's filings with the US Securities and Exchange Commission and Canadian securities authorities. The Company does not undertake to update such forward-looking statements to reflect new information, later events or developments.

FOR FURTHER INFORMATION PLEASE CONTACT:
DRAXIS Health Inc. Jerry Ormiston, Investor Relations Phone: 877-441-1984

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DRAXIS Granted U.S. Patent for Bifunctional Compounds Novel technology for the development of new diagnostic and therapeutic agents